Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 26, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Pharma Acquisition Corp.

Amendments No. 1 and 2 to Registration Statement on Form S-1

Filed November 12, 2014 and November 19, 2014, respectively

SEC File No. 333-199558

Dear Mr. Mancuso:

On behalf of CB Pharma Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 25, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tim Buchmiller.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	Please reconcile your response to prior comment 1 with the second clause (iv) in the first paragraph of exhibit 5.1.

Exhibit 5.1 has been revised to reconcile it to our response to prior comment 1 as requested.

Securities and Exchange Commission

November 26, 2014

Prospectus Summary, page 1

2.	Please reconcile your disclosure on page 2 regarding shareholders’ opportunity to convert in connection with a charter amendment with section 48.4 of exhibit 3.1 which appears to provides that the trust funds will be distributed and you will liquidate in the event of such an amendment.

We have revised sections 48.4 and 48.5 of the Company’s form of amended and restated memorandum and articles of association to reconcile it to the disclosure contained on page 2 of the Registration Statement as requested.

Private Placements, page 3

3.	We note that you have revised your document to disclose that the underwriter will purchase securities in the unregistered transaction. We also note that exhibits 10.7 and 10.8 refer to the “consummation of the purchase” simultaneously with the closing of the offering and again with the closing of the exercise of any over-allotment option. Please disclose, if true, that the purchase of securities in the unregistered transaction will occur entirely prior to the execution of exhibit 1.1. Also, disclose, if true, that any breach of a purchase obligation in an unregistered offering will not release the underwriters from their purchase obligation in connection with the registered offering if the breach occurs following the execution of exhibit 1.1.

With respect to the first part of the Staff’s comment, we wish to advise the Staff that the commitment to purchase the private units has already been made and, accordingly, the obligation to purchase such units has been made prior to the execution of Exhibit 1.1. All such purchases would be consummated simultaneously with the consummation of this offering or the over-allotment option, as the case may be.

With respect to the second part of the Staff’s comment, a condition to closing the offering is that the initial shareholders satisfy their purchase obligations. Accordingly, a breach of the purchase obligation in the unregistered offering would release the underwriters from their purchase obligation in connection with the registered offering if the breach occurred following the execution of Exhibit 1.1. However, the purchase price for the private units has already been placed into escrow with our firm and the purchasers are contractually committed to purchase the private units, with the only condition being the consummation of this offering. Accordingly, there is no real risk of a breach of the purchase obligations once the underwriting agreement is executed. The foregoing is consistent with similarly structured offerings of other blank check companies the underwriters have been involved in. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

November 26, 2014

Terms of the Rights, page 7

4.	We note your response to prior comment 4; however, if you are not the surviving entity of the business combination, it appears that the rights may not be exercisable if there is not a registration statement in effect covering the exercise. If true, please highlight this issue in the prospectus summary and explain it in a risk factor. Also, please ensure that your disclosure in this regard is consistent with the applicable provisions of the documents governing the rights.

We wish to advise the Staff that if the Company is not to be the surviving entity in any proposed transaction, such transaction would need to be effectuated pursuant to a registration statement on Form S-4. Such registration statement would include the registration of the shares underlying the rights. Accordingly, the issuance of the shares underlying the rights will either be registered under an effective registration statement (in the case where the Company is not the surviving entity) or be exempt from registration pursuant to an applicable exemption such as the exemption provided by Section 3(a)(9) (in the case where the Company is the surviving entity). We have revised the disclosure on page 68 of the Registration Statement to clarify the foregoing.

Risk Factors, page 14

5.	The revisions that you mention in response to prior comment 10 appear to be the deletion of selected disclosures about your management’s experience. However, given the structure of your operations and your disclosure like on page 5 regarding the relevance of the background of your management team, on pages 18 and 19 regarding the relevance of management’s evaluation of target risk, and on page 25 regarding shareholders relying on the judgment of your board, it is unclear why you believe disclosure about relevant results of your board’s previous experience with companies having similar operations is not required. See for example Rule 408. Please revise as appropriate.

We have revised the disclosure on page 53 of the Registration Statement as requested.

6.	Please disclose the risk of the last clause of section 21.4 of exhibit 3.1 which appears to indicate that a quorum for a shareholders’ meeting can be any number of shares present.

We have revised Section 21.4 of Exhibit 3.1 to remove the above-referenced provision. Accordingly, we respectfully believe that risk factor disclosure is no longer necessary.

In connection with any shareholder meeting called to approve, page 22

7.	We note the third paragraph of your response to prior comment 7; however, it is unclear why you believe that Rule 436 does not require you to file the consent of the transfer agent to whom you attribute the disclosed opinion regarding the length of time it takes to deliver shares. Please provide us your analysis of the authority on which you rely.

Securities and Exchange Commission

November 26, 2014

While we disagree with the Staff’s belief that the Company’s transfer agent falls under the definition of an “expert” within the meaning of Rule 436, we have revised the disclosure on page 23 of the Registration Statement to delete the reference to the transfer agent’s opinion. As a result, we respectfully believe that this comment is no longer applicable.

Conversion/Tender Rights, page 45

8.	From your disclosure in response to prior comment 12, it appears that the per share amount that investors in this offering could receive upon conversion might increase as the number of shares sold in this transaction held by the initial shareholders increases, since those initial shareholders’ holdings will be excluded from the pro rata calculation. If so, please revise to explain this potential increase clearly.

We wish to advise the Staff that the per share amount that investors in this offering could receive upon conversion will not increase as the number of shares sold in this offering held by the initial shareholders increases because such shares will continue to be included in the conversion calculation. The initial shareholders have simply agreed not to seek conversion with respect to such shares – but the shares they acquire continue to be outstanding and impact the pro rata calculation. We have revised the disclosure on page 46 of the Registration Statement to clarify the foregoing.

Automatic Liquidation, page 46

9.	We note your disclosure here that you will seek waivers to claims in the trust account. However, it appears that, rather than seeking a waiver from one of the parties to exhibits 10.7 and 10.8, you have instead agreed to indemnify the party. Please revise your disclosure accordingly, and add appropriate risk factors. Also, please tell us where exhibit 1.1 includes the waiver.

We respectfully direct the Staff to the first bullet on page 3 of Exhibit 10.8 which reads as follows:

“the undersigned will not participate in any liquidation distribution with respect to the Private Units (but will participate in liquidation distributions with respect to any units or Ordinary Shares purchased by the Undersigned in the IPO or in the open market) if the Company fails to consummate a Business Combination.”

Securities and Exchange Commission

November 26, 2014

We further respectfully direct the Staff to the second paragraph of Section 5 of Exhibit 1.2 which reads as follows:

“Notwithstanding the foregoing and Annex 1, the Advisor agrees, if there is no Closing, (i) that it does not have any right, title, interest or claim of any kind in or to any monies in the Company’s trust account (“Trust Account”) established in connection with the IPO (each, a “Claim”); (ii) to waive any Claim it may have in the future as a result of, or arising out of, any services provided to the Company; and (iii) to not seek recourse against the Trust Account for any reason whatsoever.”

The effect of both provisions is that the underwriter has waived its rights to seek any claim against the funds held in the trust account. While Exhibit 1.1 did not include a similar waiver, it was not required to as the waiver included in Exhibit 1.2 relates to any services provided to the Company. Notwithstanding the foregoing, we have revised Exhibit 1.1 to include a similar waiver on behalf of the underwriters. Accordingly, we respectfully do not believe any revision to the disclosure in the Registration Statement is necessary.

Election to remain an investor, page 50

10.	Please revise this section to reflect your response to prior comment 7.

We have revised the disclosure on page 51 of the Registration Statement as requested.

Description of Securities, page 63

11.	Please tell us the purpose and effect of section 17.1(c) in exhibit 3.1.

The provisions of Section 17.1 are taken directly from the Cayman Islands Companies Law, which prescribes the things which a Cayman Islands company may do with its shares with shareholder consent by ordinary resolution. 17.1(c) relates to converting its shares into stock for the purposes of redenominating its share capital into another currency. Currently, the share capital of the Company is denominated in United States dollars.

Redeemable Warrants, page 65

12.	We have reviewed your response to prior comment 14 and note that your disclosure still contains references to “public” and to “private” warrants. Likewise, exhibits 4.6, 10.7 and 10.8 appear to indicate that you will be issuing warrants with different terms. Please revise as appropriate. Also, please expand your disclosure under “Contractual Agreements with respect to the Private Warrants” to disclose your apparent agreement to treat the termination provision differently as described in the first paragraph under “Purchase Option” on page 83.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 66 and 67 of the Registration Statement to remove any references indicating that the Company will be issuing warrants with different terms as requested.

Securities and Exchange Commission

November 26, 2014

With respect to the second part of the Staff’s comment, we have revised Exhibits 4.6, 10.7 and 10.8 to remove the indication that the Company will be issuing warrants with different terms as requested.

With respect to the third part of the Staff’s comment, we have revised the disclosure on page 68 of the Registration Statement as requested.

13.	Please expand your response to prior comment 15 to provide us your analysis of whether a holder could remove the beneficial ownership limitation without waiting 61 days by transferring the warrants to an affiliate. See comment 40 in our letter to you dated October 16, 2014. If the beneficial ownership limitation could be removed by such a transfer, it appears that the limitation clause in the warrant agreement would not have any effect on the holder’s beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

We wish to direct the Staff to Section 3.3.5 of the Warrant Agreement which reads:

A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise.  (emphasis added)

We respectfully believe that the foregoing implies that a transfer to a holder’s affiliate would not allow such holder to remove the beneficial ownership limitation without waiting the necessary 61 days as such holder’s affiliates is included in the related calculation. Accordingly, transferring the warrants to an affiliated would not change the collective ownership level of such holder and its affiliate. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

14.	We note section 3.1 of the warrant agreement, which provides that the company in its sole discretion may lower the warrant price at any time for a period of not less than 10 business days. Please describe this provision in your prospectus. Please also disclose that any such reduction in the warrant price will comply with any applicable regulations under the federal securities laws, including Rule 13e-4 under the Exchange Act generally, and Rule 13e-4(f)(1)(i) specifically. See the letter issued to Heritage Entertainment, Inc. on May 11, 1987, which states our view that where an issuer materially reduces the exercise price of outstanding warrants for a specified period, the issuer would be required to comply with Rule 13e-4.

We have revised the disclosure on page 67 of the Registration Statement as requested.

Securities and Exchange Commission

November 26, 2014

Rights, page 67

15.	We note the last paragraph of your response to prior comment 16. Please provide the disclosure in your prospectus required by Regulation S-K Item 202(c)(4). In this regard, we also note that section 7.8 of exhibit 4.5 provides that a holder’s rights could be changed without that holder’s consent. Please address this provision in your prospectus disclosure, including appropriate risk factor disclosure.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 68 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we have revised the disclosure on pages 17 and 68 of the Registration Statement as requested.

Amended and Restated Articles of Association, page 70

16.	Please tell us which section of exhibit 3.1 contains the provision in clause (i) of the fifth bullet point on page 71. We note that section 48.6 of exhibit 3.1 appears to address only clause (ii) of that bullet point.

We have revised Section 48.6 of Exhibit 3.1 to include the provision in clause (i) of the fifth bullet on above-referenced page.

17.	Please provide all disclosure required by Regulation S-K Item 202(a)(5). We note for example that section 19.4 of exhibit 3.1 appears to limit the ability to call special meetings to shareholders or groups of shareholders holding in aggregate at least ten percent of your shares.

We have revised the disclosure on page 72 as requested.

Business Combination Marketing Agreement, page 82

18.	If the payment per section 2 of exhibit 1.2 is in addition to the 4% fee, please revise your disclosure here to clarify.

We have revised the disclosure on page 85 of the Registration Statement as requested.

Securities and Exchange Commission

November 26, 2014

Exhibits

19.	Please file the consent of your Cayman Islands counsel to your disclosure of its opinion on pages 26, 69 and 70. See comment 22 in our letter to you dated October 16, 2014.

The above-referenced consent has now been included in Exhibit 5.1 as requested.

20.	Please expand your response to comment 41 in your letter to us dated October 23, 2014 to tell us how the provisions in exhibits 1.1, 10.1, 10.7 and 10.8 could not be amended without shareholder vote and the opportunity to convert.

Notwithstanding our response to prior comment 41, we have revised the disclosure on page 18 of the Registration Statement to provide the risk factor originally requested by prior comment 41. We therefore respectfully believe that this comment is no longer applicable.

Exhibit 1.1 – Underwriting Agreement

21.	We note several of the terms in Sections 1.1.2, 1.3, 1.4.2, 2.24.2 and 7.2 and in Exhibits A and B do not reconcile to the disclosure in your prospectus. Please revise your disclosure or your exhibit as appropriate.

We have revised the disclosure in Exhibit 1.1 as requested.

Exhibit 3.1 – Amended and Restated Memorandum and Articles of Association

22.	It does not appear that section 48.4 provides for the extension of the period for the automatic dissolution of the company to 21 months as described on page 11 of your prospectus. Please revise your disclosure or your exhibit as appropriate.

We have revised the disclosure in the Registration Statement to remove references to the extension of the period of time in which to complete a business combination as requested. The Company will now only have 18 months in which to complete a business combination.

Exhibit 4.7 – Unit Purchase Option

23.	The exercise price per unit does not reconcile to the disclosure in your prospectus. Please revise your disclosure or your exhibit as appropriate.

We have revised the unit purchase option to correct the exercise price per unit as requested.

Securities and Exchange Commission

November 26, 2014

Exhibit 5.1 – Opinion of Maples and Calder

24.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not just the facts and laws listed in the opinion as indicated in the last sentence of section 2.0 of this exhibit. Please file a revised opinion accordingly.

Exhibit 5.1 has been revised to remove the above-referenced sentence as requested.

25.	The number of units which Coronado Biosciences and EarlyBirdCapital may purchase as disclosed in your prospectus does not reconcile to the description in the opinion. Also, the opinion refers to the exercise of the rights as being automatic. Please revise your disclosure or file a revised exhibit as appropriate.

We wish to advise the Staff that the number referenced in Exhibit 5.1 related to the unit purchase option being issued to EarlyBirCapital, Inc. (and/or its designees), not the units being purchased privately by Coronado Biosciences and EarlyBirdCapital, Inc. Nevertheless, such number was incorrect in the original opinion and has now been revised to reflect the correct number of units being issued. Exhibit 5.1 has further been revised to remove the reference to the exercise of the rights being automatic as requested.

26.	The opinion that you filed relies on the legal conclusions in a director’s certificate as the basis of its opinion. We note for example paragraphs 1, 3, 4, 5, 13 and 15 of the director’s certificate. Please file an opinion of counsel that is based on counsel’s legal conclusions.

Maples and Calder has advised us that the items highlighted above and contained in the director's certificate are questions of fact on which Maples and Calder must rely. These are not items which Maples and Calder can independently verify. The form of certificate is also consistent with the certificates included in other prior opinions issued by Maples and Calder in which the Staff has approved. Accordingly, the legal opinion has not been revised in response to this comment.

27.	The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, it is unclear why the issues assumed per sections 2.1, 2.2, 2.3, 2.6, 2.8 and 2.10 are appropriate. Please advise or file a revised opinion.

Maples and Calder has not assumed any questions of Cayman Islands law. All of the above-referenced assumptions relate to laws other than Cayman Islands law, which Maples is not qualified to opine on. As a result, Maples and Calder believes that the above-referenced assumptions are appropriate and necessary to render the legal opinion.

Securities and Exchange Commission

November 26, 2014

28.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not include a limitation on reliance such as in the penultimate sentence on page 5 of this exhibit. Please file a revised opinion accordingly.

Maples and Calder respectfully disagrees with the Staff’s conclusion. Maples and Calder respectfully refers to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings, in which the Staff has indicated that an opinion cannot state it is “only” or “solely” for the issuer or its board of directors or another counsel but instead must provide that all purchasers of the securities offered may rely on the opinion. The opinion as currently drafted provides that it may be relied upon by any person that has an interest in this offering (i.e., the Company, its counsel and each purchaser of units in the offering). The foregoing is also consistent with prior opinions issued by Maples and Calder in which the Staff has questioned the above-referenced limitation language. Accordingly, Maples and Calder respectfully submits that its reliance language as currently worded is consistent with Regulation S-K Item 601(b)(5) and therefore has not revised its opinion in response to this comment.

Exhibit 5.2 – Opinion of Graubard Miller

29.	We note that the paragraph numbered 1 addresses New York law. Please tell us the basis for your conclusion that the units are governed by New York law.

We have revised the form of specimen unit certificate to clarify that it is governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof. Accordingly, as the units are subject to the internal laws of the State of New York, we respectfully believe it is appropriate for the opinion to address New York law.

30.	Please tell us (1) what must be done to “authenticate” the securities as mentioned in the paragraphs numbered 2, 3, 5 and 6 in this exhibit and (2) why it is necessary and appropriate under Regulation S-K Item 601(b)(5) for the opinion to be conditioned on such authentication.

We have revised the disclosure in Exhibit 5.2 to remove all references to the securities needing to be authenticated. We therefore respectfully believe this comment is no longer applicable.

*************

Securities and Exchange Commission

November 26, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Lindsay A. Rosenwald, M.D.